Eos Ingenuity Lab Research and Development Center Corporate Headquarters 3920 Park Avenue Edison, NJ 08820 United States Eos Ingenuity Park Manufacturing Facilities Manufacturing #1 200 Braddock Ave Turtle Creek, PA 15145 Manufacturing #2 700 Braddock Ave Turtle Creek, PA 15145 Manufacturing #3 150 Thorn Hill Rd Warrendale, PA 15086 2025 Annual Report

Limitless possibilities, across the energy ecosystem. Eos is reimagining energy storage to realize a future of limitless energy— energy so abundant and reliable that it can fuel humanity’s limitless potential. That future starts by making the existing energy ecosystem more efficient and more resilient: increasing utilization rates of gas, hydro, and nuclear plants; reducing curtailment at solar and wind installations; and bringing lower-cost power reserves closer to where it’s needed—on and off the grid. That’s what Eos Indensity™ was built to do. Investor Information Board of Directors Joseph Mastrangelo Chief Executive Officer and Director (Principal Executive Officer) Jeffrey Bornstein Director Alex Dimitrief Director Claude Demby Director Nathaniel Fick Director Jeff McNeil Director Joseph Nigro Director Gregory Nixon Director Nick Robinson Director David Urban Director Marian "Mimi" Walters Director Stock Information Ticker Symbol EOSE Exchange NASDAQ Independent Registered Public Accounting Firm Deloitte & Touche LLP New York, NY Transfer Agent Continental Stock Transfer & Trust Company New York, NY Annual Meeting of Stockholders June 3, 2026 10:00 a.m. Eastern time www.virtualshareholder meeting.com/EOSE2026 i i i i li li i l li l i l i ’ li i l i l. i i i i i ili : i i ili i , , l l ; i il l i i ll i ; i i l l i ’ i . ’ I i i . i t l i f ti ffi i t ( i i l ti ffi ) ff t i i t l i it i f i t l i t t i l i i t ff il i t i i t i i t i i i t i i t i i i lt i t i i l i i i i l itt , ti t l t f t , i , : . . t ti . i t l l ti .

2025 Annual Shareholder Letter Dear Fellow Shareholders, Looking back on the past year and ahead to what's next, we are starting to see what happens when years of deliberate building meet the right moment. The power market has fundamentally shifted. Global electricity demand is projected to increase roughly 20 percent over the next five years, driven by high-powered computing (HPC), electrification, and industrial expansion. This is not cyclical. It is structural. In this environment, reliability is at a premium. Long-duration energy storage (LDES) is increasingly being planned and financed as critical grid infrastructure, integrated into resource adequacy models and reliability frameworks. Energy storage is becoming embedded in system architecture, not dependent on short-duration merchant arbitrage, and Eos is well positioned at that intersection. Structural Demand Utilities, grid operators, and hyperscale developers are planning for sustained, multi-year load growth at a time when dispatchable capacity additions are lagging demand. Capacity markets are tightening while interconnection timelines continue to extend. Storage duration is no longer simply a pricing variable. It is increasingly a system reliability design requirement. In the fourth quarter, we booked more than $240 million in new orders, including the conversion of a previously announced memorandum of understanding into firm backlog. Contracted backlog increased to approximately $701 million, strengthening forward revenue visibility. While much attention is focused on HPC-driven load growth, we are also seeing demand broaden across grid resiliency, industrial electrification, and infrastructure modernization. Today, more than 60 percent of our commercial pipeline reflects applications requiring discharge duration of eight hours or more. System reliability is becoming a primary design criterion. 2025: Execution and Production Discipline In 2025, we generated $114 million in revenue, surpassing $100 million for the first time and delivering a record fourth quarter in shipments. Annual revenue grew roughly 7x year over year, accelerating each quarter throughout the year, progressing to approximately 44, 46, 100, and 90 percent sequentially. The step change in the second half reflects the early benefits of bi-polar automation and improving production throughput. A Message from Joe Mastrangelo, Chief Executive Officer Chief Executive Quarterly Revenue ($ in millions) Annual Revenue ($ in millions) 2025 Annual Report 1

2025 Annual Shareholder Letter “ We enter 2026 determined to demonstrate improvement, not just describe it.” $240 Million In the fourth quarter, we booked more than $240 million in new orders On our third quarter earnings call, we reaffirmed full-year guidance based on scheduled deliveries and factory capacity. Late in the fourth quarter, however, throughput constraints during the transition to continuous automated battery module manufacturing reduced output below plan. This was an execution failure on our part, and we own it. Building a business from novel chemistry through raw material and supplier qualification into automated manufacturing to a fully commissioned grid asset is among the most complex undertakings in American industry. Every step of that process, chemistry, manufacturing, automation, delivery, and commissioning, must perform in sequence for revenue to convert. Specific bottlenecks have been identified, targeted operational improvements have been made, and lessons from that process are now embedded in how we operate. We enter 2026 determined to demonstrate improvement, not just describe it. Capacity, Conversion, and Discipline Large-scale energy infrastructure projects involve long planning cycles, extensive regulatory processes, interconnection approvals, site readiness, and coordination across utilities, grid operators, and project developers, many of which are outside any single party’s control. Permitting timelines, utility offtake milestones, grid operator acceptance testing, and civil construction sequencing all influence when a project moves from contracted backlog to commissioned operations. Nameplate capacity represents the ceiling of long-term throughput, not an immediate revenue run rate. Revenue conversion depends on production volume, delivery sequencing, contract structure, and where each project sits within that broader ecosystem. Meeting customer commitments remains the primary obligation that drives every decision in building Eos’ operating plan. Our 2026 revenue guidance reflects customer project timing, new facility ramp, and ongoing decisions about our manufacturing footprint. It is our current position, not the ceiling of what this business is building toward. Innovate. Learn. Iterate. At scale, field experience multiplies. Every deployment informs the next, driving measurable improvements across product design, deployment processes, fleet performance, and the lifecycle economics of every system we install. As the fleet grows and those insights accumulate, earlier deployments benefit from the same advances in software, diagnostics, and performance optimization as our newest systems. Indensity is a direct outcome of that learning curve. Our new system architecture increases footprint density, simplifies site design, and improves installation and service efficiency. Co-developed with customers, Indensity reduces site complexity, enhances repeatability, and strengthens unit economics for both customers and Eos. $701 Million Contracted backlog increased to approx. $701 million $114 Million In 2025, we generated $114 million in revenue 408 Point increase Gross margin improved 408 percentage points 2 Eos Energy Enterprises

2025 Annual Shareholder Letter DawnOS, our proprietary battery management system, extends those learnings across the fleet. By integrating visibility, diagnostics, performance optimization, and dispatch control, the platform improves uptime, simplifies service, and enables proactive performance management across deployed assets. Together, product standardization and fleet intelligence translate into greater reliability and expanded lifecycle value. This is iterative infrastructure, refined through deployment and strengthened through disciplined execution. Margin Expansion In 2025, gross margin improved by 408 percentage points — reflecting early progress on a longer journey — one that spans scaled manufacturing, disciplined cost control, and the build-out of a fully integrated infrastructure business. In 2026, we plan to operate across two manufacturing footprints, which we expect to approximately double our production capacity. Our second battery line has recently completed factory acceptance testing. Following site acceptance, initial production is targeted to begin at the end of the second quarter and ramp throughout the remainder of the year. This brings full manufacturing redundancy online for the first time, eliminating our largest single point of failure. That redundancy will be a meaningful operational strength as we scale. In Turtle Creek, PA, materials travel approximately 2.1 miles through the production process. At the new Thorn Hill facility, that distance is reduced to approximately 1,500 feet, streamlining movement, improving labor efficiency, and lowering handling costs. We have fundamentally changed how we manufacture and will continue to optimize our footprint as the business scales. Lean manufacturing reduces waste and creates a more disciplined production environment, and that discipline is showing up directly in overhead absorption and labor utilization. A resilient U.S. supply chain is a competitive advantage, not just a cost lever. We are actively expanding supplier capability, increasing domestic content, and using volume leverage to de-risk execution and lower total landed cost. Liquidity and Stability We ended the year with approximately $625 million in cash following multiple strategic refinancing and capital raising actions that extended maturities, reduced our cost of capital, and strengthened our balance sheet. This included the retirement of a significant portion of our convertible debt and the addition of new capital, positioning Eos with its strongest liquidity profile to date and removing prior going-concern uncertainty. Our liquidity position provides the runway to execute our operating plan and advance toward sustained profitability. Leadership Since becoming Chair of the Eos Board, Joe Nigro has brought valuable industry insight to Eos’ strategic discussions. He understands this industry from the inside, and his willingness to engage directly on hard questions makes Eos better. We are also excited to welcome Nate Fick to the Board. He brings a perspective shaped by complex, high-stakes operating environments where technology and execution must work together. His experience is directly relevant to the company we are building. 2025 Annual Report 3

2025 Annual Shareholder Letter I am grateful to our directors for the partnership, rigor, and commitment they bring to guiding Eos’ long-term success. Closing Eos designs and delivers an integrated energy storage platform that combines flexible long- duration hardware, intelligent software-driven operation, and efficient site utilization into a system purpose-built for the way the most sophisticated energy buyers in the world are now planning their infrastructure. Utilities, hyperscalers, and grid operators are no longer planning storage as a short-term optimization tool. It is becoming core system architecture, and that shift is showing up in how customers are engaging with us and the discharge duration requirements in our pipeline. The industry is still early in that transition, and Eos is being built for what's next. What we have built is not a single product. It is a system — chemistry, manufacturing process, software stack, and fleet intelligence — each developed through years of iteration and now operating together. That integration becomes more valuable as the market matures around it. None of this happens without the trust and collaboration of our customers. They are not simply buyers of a product. They are partners in developing and proving a new category of grid infrastructure, and that partnership is what makes the progress described in this letter possible. I am proud to work alongside a team determined to prove that critical energy infrastructure can still be designed, built, and scaled in the United States. None of it is possible without the people who show up every day to do the hard work of building something genuinely new, and I am grateful for their effort and commitment through a year that asked a great deal of us. To our long-term shareholders who have stayed the course through a demanding period of building, your patience and conviction are not taken for granted. The opportunity ahead is significant, and we are determined to reward that trust through consistent execution. Thank you for your continued confidence and long-term ownership. Sincerely, Joe Mastrangelo Chief Executive Officer, Eos Energy Enterprises 4 Eos Energy Enterprises

Limitless possibilities, across the energy ecosystem. Eos is reimagining energy storage to realize a future of limitless energy— energy so abundant and reliable that it can fuel humanity’s limitless potential. That future starts by making the existing energy ecosystem more efficient and more resilient: increasing utilization rates of gas, hydro, and nuclear plants; reducing curtailment at solar and wind installations; and bringing lower-cost power reserves closer to where it’s needed—on and off the grid. That’s what Eos Indensity™ was built to do. Investor Information Board of Directors Joseph Mastrangelo Chief Executive Officer and Director (Principal Executive Officer) Jeffrey Bornstein Director Alex Dimitrief Director Claude Demby Director Nathaniel Fick Director Jeff McNeil Director Joseph Nigro Director Gregory Nixon Director Nick Robinson Director David Urban Director Marian "Mimi" Walters Director Stock Information Ticker Symbol EOSE Exchange NASDAQ Independent Registered Public Accounting Firm Deloitte & Touche LLP New York, NY Transfer Agent Continental Stock Transfer & Trust Company New York, NY Annual Meeting of Stockholders June 3, 2026 10:00 a.m. Eastern time www.virtualshareholder meeting.com/EOSE2026 i i i i li li i l li l i l i ’ li i l i l. i i i i i ili : i i ili i , , l l ; i il l i i ll i ; i i l l i ’ i . ’ I i i . i t l i f ti ffi i t ( i i l ti ffi ) ff t i i t l i it i f i t l i t t i l i i t ff il i t i i t i i t i i i t i i t i i i lt i t i i l i i i i l itt , ti t l t f t , i , : . . t ti . i t l l ti .

Eos Ingenuity Lab Research and Development Center Corporate Headquarters 3920 Park Avenue Edison, NJ 08820 United States Eos Ingenuity Park Manufacturing Facilities Manufacturing #1 200 Braddock Ave Turtle Creek, PA 15145 Manufacturing #2 700 Braddock Ave Turtle Creek, PA 15145 Manufacturing #3 150 Thorn Hill Rd Warrendale, PA 15086 2025 Annual Report